UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR JULY 26, 2002

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
                              LOCALIZA SYSTEM LTDA.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563

                            Funcionarios 30150 - 902

                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

LOCALIZA RENT A CAR S.A.

1. Consolidated Financial Statements Together with Report of Independent Public Accountants - LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES - December 31, 2001 and 2000 - (Translation of the report originally issued in Portuguese)

2.Minute of the Extraordinary General Meeting held on December 28, 2001

3.Minute of the Administration Council Meeting held on December 28, 2001

4.Minute of the Administration Council Meeting held on February 18, 2002

5.Minute of the Extraordinary General Meeting held on February 19, 2002

6.Minute of the Administration Council Meeting held on March 18, 2002

7.Minute of the Administration Council Meeting held on April 29, 2002

8.Minute of the Ordinary  and  Extraordinary General Meeting  held on April 30,
2002

Localiza Rent a Car S.A. and Subsidiaries


Consolidated Financial Statements Together with
Report of Independent Public Accountants


December 31, 2001 and 2000

Report of Independent Public Accountants
(Translation of the report originally issued in Portuguese.
See Note 20 to the financial statements.)


To the Shareholders and Board of Directors of

Localiza Rent a Car S.A.:


(1) We have audited the individual (Company) and consolidated balance sheets of LOCALIZA RENT A CAR S.A. (a Brazilian company) and subsidiaries as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity, and changes in financial positions for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

(2) Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, the financial statements referred to in paragraph (1) above present fairly, in all material respects, the individual and consolidated financial positions of Localiza Rent a Car S.A. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the years then ended in accordance with accounting practices emanating from Brazilian corporate law and requirements of the CVM (Brazilian Securities Commission), as described in Note 2.

(4) We have also audited the supplementary information included in Note 19 and in the Attachment to the financial statements referring to the consolidated financial positions of the Companies as of December 31, 2001 and 2000, considering as current assets the portions of the operating vehicles to be sold within 1 (one) year and as noncurrent assets the other portions. In our opinion, the adoption of this accounting practice better reflects the consolidated financial positions of the Companies as of those dates in accordance with accounting practices emanating from Brazilian corporate law.


Belo Horizonte, March 14, 2002


ARTHUR ANDERSEN S/C


Jose Carlos Amadi
Engagement Partner

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES

                   BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)


                                   A S S E T S

                                                                 Company                   Consolidated
                                                          -----------------------     -----------------------
                                                            2001           2000         2001           2000
                                                          --------      ---------     --------      ---------
CURRENT ASSETS:
    Cash and cash equivalents                               85,588        87,283        95,551       100,240
    Accounts receivable                                     32,553        18,027        50,480        32,609
    Recoverable taxes                                        6,048         5,948         9,817         5,999
    Other current assets                                     7,125        10,228         4,553         9,670
                                                           -------       -------       -------       -------
                                                           131,314       121,486       160,401       148,518
                                                           -------       -------       -------       -------

NONCURRENT ASSETS:
    Escrow deposits                                         16,662        15,019        17,620        15,626
    Compulsory loans                                            83         2,063            83         2,063
    Deferred income and social contribution taxes            8,609         6,825         9,263         7,374
    Receivables from related parties                           162            67             -             -
    Other                                                    1,649         2,404         2,537         2,496
                                                           -------       -------       -------       -------
                                                            27,165        26,378        29,503        27,559
                                                           -------       -------       -------       -------

PERMANENT ASSETS:
    Investments-
       In subsidiaries                                     172,856       146,000             -             -
       Other                                                    62            62            62            62
    Property and equipment                                 181,224       131,397       339,087       268,273
    Deferred charges                                         4,704         4,385         4,704         4,728
                                                           -------       -------       -------       -------
                                                           358,846       281,844       343,853       273,063
                                                           -------       -------       -------       -------
                      Total assets                         517,325       429,708       533,757       449,140
                                                           =======       =======       =======       =======


                     The accompanying notes are an integral
                         part of these balance sheets.

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES

                   BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)


                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                 Company                   Consolidated
                                                          -----------------------     -----------------------
                                                             2001          2000         2001           2000
                                                          ---------     ---------     ---------     ---------

CURRENT LIABILITIES:
    Loans and financing                                     28,435        33,429        33,247        37,722
    Suppliers                                               18,499        10,685        24,318        18,430
    Payroll and related charges                              6,474         5,452         8,685         7,436
    Income and social contribution taxes                       199             -           214         1,576
    Taxes payable                                              940         2,919         1,396         3,430
    Proposed dividends                                      20,000        15,000        20,000        15,000
    Other                                                    3,846           415         3,846         1,311
                                                           -------       -------       -------       -------
                                                            78,393        67,900        91,706        84,905
                                                           -------       -------       -------       -------

LONG-TERM LIABILITIES:
    Loans and financing                                    232,040       195,540       232,040       195,540
    Reserve for contingencies                               24,221        19,616        27,037        21,173
    Other                                                   27,331         1,056        27,549         1,841
                                                          --------       -------       -------       -------
                                                           283,592       216,212       286,626       218,554
                                                          --------       -------       -------       -------

MINORITY INTEREST                                                -             -            85            85
                                                          --------       -------       -------       -------

SHAREHOLDERS' EQUITY:
    Capital                                                116,200       110,800       116,200       110,800
    Capital reserves                                        11,962        11,962        11,962        11,962
    Revaluation reserve                                      2,760         2,760         2,760         2,760
    Legal reserve                                            4,850         3,315         4,850         3,315
    Retained earnings                                       19,568        16,759        19,568        16,759
                                                          --------       -------       -------       -------
                                                           155,340       145,596       155,340       145,596
                                                          --------       -------       -------       -------
       Total liabilities and shareholders'
          equity                                           517,325       429,708       533,757       449,140
                                                           =======       =======       =======       =======


                     The accompanying notes are an integral
                         part of these balance sheets.

                            LOCALIZA RENT A CAR S.A.
                                AND SUBSIDIARIES

                              STATEMENT OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

        (In thousands of Brazilian reais, except for earnings per share)
        ----------------------------------------------------------------

                   (Translation of the original in Portuguese)

                                                                 Company                   Consolidated
                                                          -----------------------     -----------------------
                                                             2001          2000          2001          2000
                                                          ---------     ---------     ---------     ---------

GROSS REVENUE FROM SERVICES AND SALES                      244,707       175,417       422,909       312,303
Deductions from gross revenue                              (13,666)      (10,616)      (20,261)      (16,219)
                                                          --------       -------      --------      --------
           Net revenue                                     231,041       164,801       402,648       296,084

COST OF SERVICES AND SALES                                (150,385)      (99,211)     (253,557)     (169,556)
                                                          --------       -------      --------      --------
           Gross profit                                     80,656        65,590       149,091       126,528
                                                          --------       -------      --------      --------

OPERATING EXPENSES:
    Advertising and selling                                (27,437)      (18,029)      (36,551)      (25,169)
    General and administrative                              (4,109)       (4,605)       (8,402)       (8,032)
    Management compensation                                 (3,397)       (1,209)       (3,970)       (3,676)
    Other operating expenses, net                             (428)          (90)         (954)          (90)
                                                          --------       -------      --------      --------
           Income from operations before financial
             effects and  equity in subsidiaries            45,285        41,657        99,214        89,561


    Financial income                                        17,449        15,378        19,339        16,455
    Financial expenses                                     (30,779)      (24,657)      (32,367)      (25,775)
    Monetary and exchange variations:
       Assets                                               16,903         6,609        16,727         6,620
       Liabilities                                         (56,380)      (17,143)      (56,381)      (17,141)
    Equity in subsidiaries                                  38,802        30,578             -             -
    Goodwill amortization                                   (1,010)            -        (1,353)          (93)
                                                          --------       -------      --------      --------
           Income from operations                           30,270        52,422        45,179        69,627

NONOPERATING INCOME (EXPENSES)                                 922           (31)          904          (105)
                                                          --------       -------      --------      --------
           Income before profit sharing, income and
             social contribution taxes                      31,192        52,391        46,083        69,522

EMPLOYEE PROFIT SHARING                                     (3,247)       (2,527)       (4,706)       (3,914)
INCOME AND SOCIAL CONTRIBUTION TAXES                         2,752         2,646        10,669        18,341
                                                          --------       -------      --------      --------
           Net income before minority interest              30,697        47,218        30,708        47,267

MINORITY INTEREST                                                -             -           (11)          (49)
                                                          --------       -------      --------      --------
           Net income                                       30,697        47,218        30,697        47,218
                                                            ======        ======        ======        ======
           Earnings per share outstanding at yearend        R$2.00        R$3.07
                                                            ======        ======

                     The accompanying notes are an integral
                            part of this statement.

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                       (In thousands of Brazilian reais)
                  (Translation of the original in Portuguese)

                                                               Capital reserves
                                                             ---------------------                           Retained
                                                             Special                                         earnings
                                                             goodwill      Tax      Revaluation   Legal    (accumulated
                                                  Capital    reserve    incentives    reserve     reserve     deficit)     Total
                                                  -------    --------   ----------  -----------   --------  -----------   --------

BALANCES DECEMBER 31, 1999                         99,580     21,672         64         1,915       1,041            -    124,272
Provision for adjustment to goodwill realizable
   value - CVM Instruction No. 349/01                   -     (9,774)         -             -           -            -     (9,774)
Capital increase-
   With reserves                                       85          -          -             -         (85)           -          -
   With interest on capital                        11,135          -          -             -           -            -     11,135
Revaluation reserve                                     -          -          -           845           -            -        845
Net income                                              -          -          -             -           -       47,218     47,218
Allocation of income-
   Legal reserve                                        -          -          -             -       2,359       (2,359)         -
   Interest on capital                                  -          -          -             -           -      (13,100)   (13,100)
   Proposed dividends                                   -          -          -             -           -      (15,000)   (15,000)
                                                  -------     ------      -----        ------      ------     --------   --------
BALANCES DECEMBER 31, 2000                        110,800     11,898         64         2,760       3,315       16,759    145,596
Net income                                              -          -          -             -           -       30,697     30,697
Allocation of income-
    Legal reserve                                       -          -          -             -       1,535       (1,535)         -
    Interest on capital                                 -          -          -             -           -       (6,353)    (6,353)
    Proposed dividends                                  -          -          -             -           -      (20,000)   (20,000)
Capital increase with interest on capital           5,400          -          -             -           -            -      5,400
BALANCES DECEMBER 31,  2001                       -------     ------       ----        ------      ------      -------   --------
                                                  116,200     11,898         64         2,760       4,850       19,568    155,340
                                                  =======     ======        ===         =====       =====       ======    =======

                  The accompanying notes are an integral part
                              of this statement.

                                                                       Page 1/2

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES

                   STATEMENT OF CHANGES IN FINANCIAL POSITION

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)

                                                                          Company               Consolidated
                                                                     ------------------      -----------------
                                                                      2001        2000        2001       2000
                                                                     -------     ------      ------     ------
SOURCE OF FUNDS:
   From operations-
   Net income                                                         30,697     47,218      30,697     47,218
   Items not affecting working capital -
       Equity in subsidiaries                                        (38,802)   (30,578)          -          -
       Depreciation and amortization, including goodwill              31,954     20,681      71,878     51,468
       Reserve for contingencies                                       5,957      3,761       7,489      4,349
       (Recognition) Reversal of long-term tax credit                 (1,784)     2,130      (1,889)     1,892
       Reversal of long-term compulsory loan and respective
         present value adjustment                                          -      3,472           -      3,472
       Long-term monetary and exchange variations, net                63,114     17,821      63,114     17,835
       Disposals of property and equipment, net                       77,550     44,071     113,606     65,978
       Other, net                                                        362        149         373        168
                                                                     -------    -------     -------    -------
                                                                     169,048    108,725     285,268    192,380

   Other sources-
       From shareholders-
        Capital increase with interest on capital                      5,400     11,135       5,400     11,135

       From third parties-
        Interest on capital received                                  12,898         52           -          -
        Dividends received from subsidiaries                          10,028        865           -          -
        Transfer from other noncurrent to current assets                 755      6,793         755      6,907
        Transfer from current to long-term liabilities                     -      1,056           -      1,423
        Realization of compulsory loan                                 1,597          -       1,597          -
        Other, net                                                         -          -           -        866
                                                                     -------    -------     -------    -------
            Total sources                                            199,726    128,626     293,020    212,711
                                                                     =======    =======     =======    =======

                                                                       Page 2/2

                                                                          Company               Consolidated
                                                                     ------------------      -----------------
                                                                       2001        2000       2001       2000
                                                                     -------     ------      ------     ------
USE OF FUNDS:
   Net increase in noncurrent assets                                   1,602      1,350       2,654      1,640
   Decrease in long-term liabilities                                   1,753      1,168       2,594      1,222
   Transfer from long-term to current liabilities                         53      2,366          53      2,366
   Capital increase in subsidiary                                     10,980      7,160           -          -
   Additions to property and equipment                               158,321    110,689     254,945    189,992
   Goodwill on acquisition of former franchisees                       1,329      4,385       1,329      4,385
   Interest on capital                                                 6,353     13,100       6,353     13,100
   Proposed dividends                                                 20,000     15,000      20,000     15,000
   Other, net                                                              -          -          10        918
                                                                     -------   --------    --------   --------
              Total uses                                             200,391    155,218     287,938    228,623
                                                                     -------   --------    --------   --------
(DECREASE) INCREASE IN WORKING CAPITAL                                  (665)   (26,592)      5,082    (15,912)
                                                                      ======     ======      ======     ======



  (DECREASE) INCREASE IN WORKING CAPITAL IS REPRESENTED BY:


Working capital at end of year
    Current assets                                                   131,314    121,486     160,401    148,518
    Current liabilities                                               78,393     67,900      91,706     84,905
                                                                     -------   --------    --------    -------
                                                                      52,921     53,586      68,695     63,613
Less - Working capital at beginning of year                           53,586     80,178      63,613     79,525
                                                                     -------   --------    --------    -------
(DECREASE) INCREASE IN WORKING CAPITAL                                  (665)   (26,592)      5,082    (15,912)
                                                                      ======     ======      ======     ======

                     The accompanying notes are an integral
                            part of this statement.

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES

                        NOTES TO THE FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2001 AND 2000

       (In thousands of Brazilian reais, except when otherwise indicated)
       ------------------------------------------------------------------

                   (Translation of the original in Portuguese)



1. OPERATIONS

Localiza Rent a Car S.A. is a closely held corporation, with headquarters in Belo Horizonte - State of Minas Gerais. The Company is managed by 4 of its main executives (founders) and 11 investment funds of DLJ (Donaldson, Lufkin & Jenrette) Merchant Banking, managed by CSFB (Credit Suisse First Boston), since August 2000.

As part of the Senior Notes program (Note 12), the Company was listed with SEC-Securities and Exchange Commission in the United States of America on March 10, 1998.

The Company and its subsidiaries operate in 4 business segments: car rental, fleet management, used car sales and franchising.

As of December 31, 2001, the Company's international structure, including the franchisees, comprised 346 agencies in 246 cities (196 in Brazil and 50 in 7 Latin America countries). Of the 266 agencies in Brazil, 69 are operated by the Company and the remaining by franchisees. The Company's franchise system is managed by the subsidiary Localiza System Ltda., which charges royalties from franchisees and reimbursement of advertising expenses incurred to promote Localiza's brand name and services.

As of December 31, 2001, the fleet was composed of 30,786 vehicles (27,092 in 2000), of which 24,579 (19,821 in 2000) were owned by the Company, including 12,300 (10,850 in 2000) from fleet rental segment, 5,713 (6,005 in 2000) were owned by Brazilian franchisees and the remaining by international franchisees. The Company renews its daily rental fleet after 12 months, and a significant portion is sold to final consumers through 14 (10 in 2000) used car sales agencies located in 14 (10 in 2000) Brazilian cities.

The Company's fleet management business, conducted by the subsidiary Total Fleet S.A., rents cars to companies under contracts which can be terminated upon 30-day prior notice and payment of contractual fines ranging from 30% to 50% of the contract remaining payments, depending on contracting terms and renewal covenants. The lease period for fleet cars varies from 12 to 48 months. Fleet maintenance and insurance costs are shared between the Company and the lessee in a proportion agreed to by the parties.

         (a) Merger of parent companies

In the Extraordinary Shareholders' Meeting held on June 30, 1998, shareholders approved the merger of parent companies PAR-LIZA Ltda. and LIZA-PAR S.A. (DLJ Merchant Banking's affiliates), which held 33.33% of the Company's capital stock.

The merger of PAR-LIZA Ltda. and LIZA-PAR S.A. was carried out based on the related market values (which substantially approximated book values), based on expected future profitability, determined through an appraisal report prepared by a specialized company.

The goodwill generated on the merger was R$40, which was added to the goodwill originally paid by the parent companies on the acquisition of the investment in the Company (R$21,632) in March 1997, totaling R$21,672. As of December 31, 1999, the amount was recorded in deferred charges against a credit to the goodwill reserve account, in shareholders' equity, and was being amortized over 5 years as from June 1998. According to CVM Instruction No. 349/01, the goodwill was adjusted to the tax benefit arising from its amortization effective on January 1, 2000 and classified between current and noncurrent assets, according to future realizable period through amortization (Note 16 - a and b).


         (b) Capital increase in subsidiaries

On August 13, 1999, the Company contributed capital in System, in the amount of R$685. These funds were used for purchasing the remaining 60% interest in the investee Localiza Master Franchisee Argentina S.A., for R$ 337, generating a goodwill of R$467 on such operation. This goodwill was amortized under the straight-line basis at the annual rate of 20% to December 31, 2001, and classified as deferred charges in the consolidated financial statements, when its remaining balance was fully recognized in System's results, on a conservative basis, in view of the adverse economic scenario in Argentina.

On August 13, 1999, November 3, 1999 and December 31, 2000 and 2001, System contributed capital in MFA in the amount of R$346, R$171, R$91 and R$192, respectively, These capital contributions aimed at giving financial support to MFA and complying with Argentine legislation in regards minimum shareholders' equity amounts.

On September 30, 2000, the Company contributed capital in Total Fleet S.A. through capitalization of advances for future capital increase made during the year, in the amount of R$7,160.

On June 30, 2001, the Company approved a capital increase of R$100 in Prime Prestadora de Servicos S/C Ltda., which was paid on July 6, 2001.

In the Extraordinary Shareholders' Meeting held on December 28, 2001, Total Fleet approved a distribution to shareholders pursuant to Law No. 9,249/95 as interest on capital, in the total amount of R$12,800. The same Meeting approved the capital increase, in the amount of interest on capital then proposed, net of withholding income tax, in the amount of R$1,920.

         (c) Acquisition and merger of franchisees

In the second semester of 2000, Localiza Rent a Car S.A. started to operate directly in the operation areas of former franchisees in the regions of Uberlandia-Uberaba and State of Santa Catarina. In June 2001, Localiza took over the operations in the region of its former franchisee of Londrina-Maringa.

This process involved the acquisition and subsequent merger of spun-off companies of former franchisees Monza Autolocadora Ltda. (Auto Locadora Locare S.A.), which operates in the cities of Uberlandia and Uberaba, State of Minas Gerais, Auto Locadora Coelho Ltda. (Auto Locadora Locar S.A.), which operates in the cities of Florianopolis, Blumenau, Itajai, Criciuma, Navegantes, Joinville and Forquilhinha, State of Santa Catarina, and Locadora Marajo Ltda. (Londrina Locadora Ltda.), which operates in the cities of Londrina and Maringa, State of Parana.

The merger of the Santa Catarina region operations resulted in a goodwill generated based on expected future profitability, in the amount of R$2,800, recognized as deferred charges. Since January 2001, goodwill has been amortized at a 20% p.a. rate (Note 11).

Goodwill generated on the merger of Uberlandia-Uberaba operations was based on expected future profitability (R$1,585), recorded as deferred charges, and the difference in market value of fleet vehicles (R$1,813), allocated to property and equipment. Since January 2001, goodwill has been amortized at a 20% p.a. rate (Note 11), except for goodwill allocated to vehicles, which has been amortized based on the realization of respective vehicles.

The merger of Londrina and Maringa operations resulted in a goodwill generated based on expected future profitability, in the amount of R$1,329, recognized as deferred charges, amortized at a 20% p.a. rate, since July 2001 (Note 11).


2. PRESENTATION OF FINANCIAL STATEMENTS
      AND PRINCIPAL ACCOUNTING PRACTICES

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law and regulations from CVM (the Brazilian Securities Commission). In spite of not having shares traded on stock exchange, the Company adopts the CVM requirements to prepare its financial statements, in order to provide transparency to its operation disclosure process. The operating vehicles were classified in property and equipment, regardless of the estimated realization or replacement period, according to CVM requirements.

The following principal accounting practices were adopted:

       (a) Cash and cash equivalents--Stated at cost, plus income earned to the balance sheet date, when applicable.


       (b) Allowance for doubtful accounts--Recognized in an amount considered sufficient to cover possible losses on the realization of receivables taking into consideration past experience, current financial situation of the Company's clients and past-due notes.

       (c) Investments--Investments in subsidiaries are carried under the equity method. Other investments are stated at cost, monetarily restated to December 31, 1995.

       (d) Property and equipment--Stated at cost, monetarily restated to December 31, 1995. Property and equipment is depreciated on the straight-line basis at annual rates of 20% for vehicles, 20% for EDP equipment, 4% for constructions in own properties and 10% for other items. Leasehold constructions and improvements are amortized over the lease period. Land is stated at cost plus revaluation (Note 10).

       (e) Deferred charges--Refer to goodwill generated on the merger of former franchisees, amortized at a 20% p.a. rate.


       (f) Indemnities and claims--The Company and its subsidiaries recognize a provision for possible indemnities arising from accidents caused by cars rented to clients, based on the opinion of their legal counsel. The Company and its subsidiary Total Fleet do not contract risk insurance policies involving collision damage and theft. These losses are recorded when incurred.

       (g) Income and social contribution taxes--Calculated taking into consideration tax legislation in force and recognized in net income at the gross amount of tax incentives. When realization is expected in the short and medium terms, the Company and its subsidiaries recognize deferred tax credits (tax losses, social contribution tax losses and temporary effects) related to income and social contribution taxes available for offset against future income.

       (h) Assets and liabilities in foreign currencies or subject to monetary restatement--Assets and liabilities in foreign currencies are translated into Brazilian reais at the exchange rate reported by the Central Bank of Brazil at the balance sheet date. Assets and liabilities in Brazilian reais and subject to contractual or legal indexation are restated at the balance sheet date through the application of the related index. Gains and losses arising from exchange and monetary variations are recognized in income on a current basis.

       (i) Earnings per share--Calculated based on the number of shares outstanding at the balance sheet date.


       (j) Interest on capital--Interest paid to shareholders and received from subsidiaries, calculated in accordance with Law No. 9,249/95, was recorded in the Company's books in the statement of income under financial expenses and income, respectively, as required by tax legislation. Only for the purpose of financial statements' disclosure, interest paid was presented as a charge to retained earnings, and interest received as a credit to investments.

       (k) Use of estimates--The preparation of financial statements requires management to make estimates and assumptions, in its best judgment, that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

       (l) Reclassifications--The financial statements as of December 31, 2000 were reclassified, mainly regarding current and noncurrent assets and current and long-term liabilities, for comparison and consistency with the balances as of December 31, 2001.

3. CONSOLIDATED FINANCIAL STATEMENTS

The financial statements were prepared in conformity with the legislation in force and with the standards and procedures established by CVM (Brazilian Securities Commission) and include the accounts of the parent company, Localiza Rent a Car S.A., and of the direct and indirect subsidiaries mentioned in Note 9.

In consolidation, the Company's interest in the shareholders' equity of the subsidiaries as well as the balances of assets and liabilities, revenues,costs, expenses and unrealized profits arising from intercompany transactions were eliminated.

Note 19 and the Attachment to the financial statements present the consolidated financial position of the Companies,considering the classification of operating vehicles in accordance with the realization or replacement expectations of such assets.


4. CASH AND CASH EQUIVALENTS

                                             Company             Consolidated
                                        -----------------     ----------------
                                          2001      2000       2001      2000
                                        -------    ------     ------    ------
Cash and banks                            4,077     4,897      6,070     6,113
Temporary cash investments - foreign-
    Fixed-income securities              44,028    34,775     44,028    34,775
Temporary cash investments - domestic-
    Federal government securities        15,504    43,676     16,828    48,393
    Bank certificates of deposit         21,979     3,935     28,625    10,959
                                         ------    ------     ------   -------
                                         85,588    87,283     95,551   100,240
                                         ======    ======     ======   =======

As of December 31, 2001 and 2000, temporary cash investments-domestic balances (Company and Consolidated) were composed of short and medium term investments, negotiable and with high liquidity in the market.

From November 1998 to December 1999, based on Circular No. 2,677 of the Central Bank of Brazil - International Transfers of Reais, the Company invested funds abroad. As of December 31, 2001, these funds were invested in fixed-income securities composed of Senior Notes issued by the Company, denominated in U.S. dollars and subject to average interest of 23.4% p.a., calculated based on negative goodwill on the respective acquisition.

As of December 31, 2001 and 2000, the individual and consolidated portfolio indexed at the U.S. dollar variation corresponded to 62% and 78%, respectively, of total consolidated cash and cash equivalents, and can be represented as follows:

                                          Company and Consolidated
                                          ------------------------
                                            2001             2000
                                          -------          -------
Federal government securities              15,504           42,995
Fixed-income securities                    44,028           34,775
                                           ------           ------
                                           59,532           77,770
                                           ======           ======

As of December 31, 2001 and 2000, other individual and consolidated investments were remunerated based on CDI (Interbank certificate of deposit).

5. ACCOUNTS RECEIVABLE

As of December 31, 2001 and 2000, balance was composed as follows:


                                        Company             Consolidated
                                   -----------------     ----------------
                                     2001      2000       2001      2000
                                   -------    ------     ------    ------
Car rental                          29,302    16,367     43,791    27,842
Used car sales                       6,271     4,001     10,252     6,090
Franchising                              -         -      1,329     1,691
                                    ------    ------     ------    ------
                                    35,573    20,368     55,372    35,623
Allowance for doubtful accounts     (3,020)   (2,341)    (4,155)   (3,014)
                                    ------    ------     ------    ------
                                    32,553    18,027     51,217    32,609
Noncurrent portion                       -         -       (737)        -
                                    ------    ------     ------    ------
Current portion                     32,553    18,027     50,480    32,609
                                    ======    ======     ======    ======


The balance related to the noncurrent portion is recorded under "Other".


6. OTHER CURRENT ASSETS

As of December 31, 2001 and 2000, balance was represented by:


                                             Company             Consolidated
                                          ----------------     ----------------
                                           2001      2000       2001      2000
                                          ------    ------     ------    ------
Prepaid expenses-
   Senior Notes program (Note 12)            877       878        877       878
   Hedging operations (Note 17)                -     1,374          -     1,374
   Other                                     471        47        471        47
Deferred income and social contribution
    taxes (Note 16)                        2,953     1,786      3,094     1,949
Assets for sale                                -     5,050          -     5,050
Other                                      2,824     1,093        111       372
                                          ------    ------      -----     -----
                                           7,125    10,228      4,553     9,670
                                           =====    ======      =====     =====


In January 2001, assets for sale were negotiated with third parties, for a value higher than book value.

7. ESCROW DEPOSITS

As of December 31, 2001 and 2000, balance was composed as follows:


                                            Company             Consolidated
                                        ----------------     ----------------
                                         2001      2000       2001      2000
                                        ------    ------     ------    ------
PIS on revenue                           2,610     2,610      2,649     2,700
PIS on other revenues                      700       376        760       402
COFINS on other revenues                 3,237     1,777      3,512     1,894
Finsocial                                2,515       867      2,515       867
ISS on rental                               47         -         47         -
Income and social contribution taxes     2,322     4,193      2,322     4,193
SEST/SENAT and SESC/SENAC                2,830     2,806      3,046     2,980
SAT                                        623       377        888       542
Labor                                    1,297     1,265      1,297     1,265
Other                                      481       748        584       783
                                        ------    ------     ------    ------
                                        16,662    15,019     17,620    15,626
                                        ======    ======     ======    ======


These deposits were made in connection with pending litigation. Related reserves for contingencies are stated in Note 15, when applicable.


8. COMPULSORY LOANS

As of December 31, 2001 and 2000, the balance was composed as follows:


                               Company and consolidated
                               ------------------------
                                2001              2000
                               ------            ------
Compulsory loans - vehicles        -             1,980
Compulsory loans - fuel           83                83
                                 ---             -----
                                  83             2,063
                                 ===             =====


Pursuant to Decree-Law No. 2,288 of July 23, 1986, the Company paid a percentage on the amount of vehicles purchased, as compulsory loans to the National Development Fund (FND) while such Decree was in force. The Company took legal action against the Federal Government, aiming to recover these loans, and a favorable decision was granted from Court on July 1, 1996, through the issuance of a precatory note in the amount of R$6,385, received in September and October 1997.

Considering the delay in receiving the compulsory loan and the economic plans which did not consider the inflationary index of the original amounts, the Company took additional legal action to recover the monetary restatement of these loans. A favorable decision was granted from Court on March 16, 1998, setting the monetary restatement to be refunded at R$7,823.

On March 8, 2000, the Federal Government succeeded in excluding the amount related to monetary restatement from the total amount due, through a bill of review filed against the previous unfavorable decision. Thus, after the final calculations in 2001, the amount of R$6,226 was excluded, and the Company was entitled to receive the portion corresponding only to interest incurred in the referred period, in the amount of R$1,597.

On November 30, 2001 (R$1,370) and December 15, 2001 (R$227), this credit was used for paying the taxes of Total Fleet, wholly owned subsidiary of Localiza.


9. INVESTMENTS IN SUBSIDIARIES

As of December 31, 2001 and 2000, balance was composed as follows:


                                                   2001           2000
                                                 -------         ------
Subsidiaries-
   Localiza System Ltda.                           1,051          1,040
   Total Fleet S.A.                              171,789        144,918
   Prime Prestadora de Servicos S/C Ltda.             16             42
                                                 -------        -------
                                                 172,856        146,000
                                                 =======        =======


The principal information on subsidiaries is as follows:

                                                                                 Interest
                                                     --------------------------------------------------------------------
                                                      In capital (%)         In shareholders' equity          In income
                                                     ----------------        -----------------------      ---------------
                                                      2001      2000           2001           2000         2001     2000
Direct subsidiaries-                                 ------    ------        -------         -------      ------   ------
Localiza System Ltda.
   Capital - 1,115,540 quotas                          92.5      92.5          1,051           1,040         137      608
Total Fleet S.A.
   Capital - 109,630,000 shares                       100.0     100.0        171,789         144,918      38,791   29,928
Prime Prestadora de Servicos S/C Ltda.
   Capital - 5,000 quotas                              99.9      99.9             16              42        (126)      42
Indirect subsidiary-
Localiza Master Franchisee Argentina S.A.
   Capital - 197,000 shares                            92.5      92.5             41              45         182     (372)


Investments in subsidiaries are represented as follows:

                                                         Company
                                                     -------------------
                                                      2001        2000
                                                     -------    --------
Balance at beginning of year
                                                     146,000     109,179
Capital contribution                                  10,980       7,160
Equity in subsidiaries                                38,802      30,578
Dividends and interest on capital received           (22,926)       (917)
                                                     -------     -------
                                                     172,856     146,000
                                                     =======     =======

 The main related-party transactions and balances are summarized as follows:

                                                                                                    Locapar -
                                                                        Localiza System          Participacoes e
                                               Total Fleet S.A.              Ltda.             Administracao Ltda.
                                              ---------------------   ----------------------   ---------------------
                                                2001       2000         2001        2000         2001       2000
                                              ----------  ---------   ----------  ----------   ----------  ---------

Accounts receivable                                 83         91            -           -            -          -

Other receivables-
       Current                                   2,643        976           84           -            -          -
     Noncurrent                                      -          -          162          67            -          -

Suppliers and other payables                       166         54          167           -           83         83

Dividends and interest on capital received
                                                22,800          -          126         917            -          -

Car rental revenue                               1,196      1,282            -           -            -          -

Car sales revenue                                    -        564            -           -            -          -

Other revenues                                      57         63            -           -            -          -

Direct cost                                       (367)      (195)           -           -            -          -

Cost of cars sold                                    -       (564)           -           -            -          -

Advertising and selling expenses                  (469)      (510)        (494)        425            -          -

Administrative expenses                         (3,461)      (148)           -           -            -          -

Financial income                                     -          -            3          20            -          -

The subsidiaries use the Company's administrative and advertising structure. These services are regularly billed.

Related-party transactions were carried out at conditions considered by management compatible with market conditions.


10. PROPERTY AND EQUIPMENT

As of December 31, 2001 and 2000, balance was composed as follows:

                                                        Company                    Consolidated
                                                   --------------------        --------------------
                                                    2001          2000          2001          2000
                                                   ------        ------        ------        ------
Acquisition cost:
    Vehicles                                       185,363      135,254         396,103     310,337
    Properties                                         957          897             957         897
    Leasehold improvements                           5,146        3,832           5,176       3,858
    EDP equipment, fixtures and other               12,770        9,608          13,843      10,463
                                                   -------      -------         -------     -------
                                                   204,236      149,591         416,079     325,555
                                                   -------      -------         -------     -------

                                                         Company                    Consolidated
                                                    --------------------        --------------------
                                                     2001          2000          2001          2000
                                                    ------        ------        ------        ------
Accumulated depreciation and amortization:
    Vehicles                                       (18,906)     (14,229)        (72,310)    (52,921)
    Other                                           (7,318)      (7,177)         (7,894)     (7,573)
                                                   -------     --------        --------    --------
                                                   (26,224)     (21,406)        (80,204)    (60,494)
                                                   -------     --------        --------    --------
    Land                                             3,212        3,212           3,212       3,212
                                                   -------     --------        --------    --------
                                                   181,224      131,397         339,087     268,273
                                                   =======      =======         =======     =======

As of December 31, 2001 and 2000, property and equipment includes the amount of R$2,760, in connection with land revaluation performed in 1996 and 2000, based on an appraisal report prepared by a specialized company.


11. DEFERRED CHARGES

As of December 31, 2001 and 2000, balance was composed as follows:


                                               Company         Consolidated
                                          ----------------  ------------------
                                           2001     2000      2001      2000
                                          -------  -------  --------  --------
Goodwill on merger-
    Auto Locadora Locar S.A.                2,800   2,800     2,800     2,800
    Auto Locadora Locare S.A.               1,585   1,585     1,585     1,585
   Londrina Locadora Ltda                   1,329       -     1,329         -
Localiza Master Franchisee Argentina S.A.       -       -         -       467
(-) Accumulated amortization               (1,010)      -    (1,010)     (124)
                                           ------  ------    ------     -----
                                            4,704   4,385     4,704     4,728
                                            =====   =====     =====     =====

12. LOANS AND FINANCING

As of December 31, 2001 and 2000, balance was as follows:

                                         Average annual interest rate (%)
                                  -------------------------------------------
                                         Company               Consolidated              Company               Consolidated
                                  -------------------       -----------------      --------------------   ---------------------
                                    2001        2000         2001       2000         2001         2000       2001         2000
                                  -------      ------       -----      ------      --------    --------   --------      -------
Foreign currency - US$
    Senior Notes                    10.25       10.25       10.25      10.25        237,920     200,495    237,920      200,495
    Compror                         -2.43          -        -0.50        -           22,555           -     27,367            -

Local currency - R$
    Compror                                    CDI+1.81               CDI+1.81
                                      -         to 2.06       -       to 2.06             -      28,474          -       32,713

Other                                                                                     -           -          -           54
                                                                                   --------    --------   --------     --------
                                                                                    260,475     228,969    265,287      233,262
           Short-term                                                                28,435      33,429     33,247       37,722
                                                                                   --------    --------   ---------     -------
           Long-term                                                                232,040     195,540    232,040      195,540
                                                                                    =======     =======    =======      =======

On October 1, 1997, the Company concluded a fund raising operation abroad through the placement of securities called Senior Notes, in the amount of US$100 million, falling due in a single installment on September 29, 2005 and interest of 10.25% p.a., payable semiannually on April 1 and October 1 of each year. At the discretion of the Company, these notes can be redeemed, totally or partially, as from October 1, 2001.

Funds were obtained to finance the existing fleet, to expand activities and to meet the Company's working capital needs.

Expenses incurred in the program, including charges and commissions, totaling R$5,004, were classified as prepaid expenses and will be amortized over the total debt term. As of December 31, 2001, the amount to be amortized was R$2,505 (R$3,228 in 2000), of which R$877 (R$878 in 2000) were classified as short-term.

The Company and its subsidiaries should comply with certain restrictive clauses of the Senior Notes program. In case the conditions set forth in the program are not met (default), except for some circumstances, these restrictive clauses will limit, among other things, the Company's capacity to pay dividends above legal minimum limits, and to repurchase shares and make certain payments and investments, if, after these operations, the following events arise: (i) the contractual clauses contained in the Senior Notes program are not complied with, (ii) the Company and its subsidiaries are unable to raise further funds due to indices set forth in the Senior Notes contract, and (iii) payments made by the Company and its subsidiaries exceed the limits established in the program. Noncompliance with a contractual clause also includes the incapacity of the Company and its subsidiaries to comply with certain contractual restrictions of the Senior Notes program. These contractual restrictions include limitations to the capacity of the Company and its subsidiaries to (i) incur certain additional indebtedness, (ii) pledge some assets, (iii) carry out certain transactions with related companies, (iv) carry out certain sales and leaseback transactions, and (v) carry out certain transactions involving merger, acquisition and sales of companies. The Company's management understands that all contractual restrictions of the Senior Notes program have been complied with.

As of December 31, 2001, the long-term debt will mature in 2005.

As of December 31, 2001, aiming at improving cash management, the Company and its subsidiary Total Fleet had "compror" loans indexed to the U.S. dollar, plus negative average spread of 2.43% p.a. and 0.50% p.a. (Company and Consolidated), in the principal amounts of US$9,682 thousand and US$11,715 thousand, obtained with Brazilian financial institutions, without collaterals and due up to May 2002.

Aiming at protecting against possible losses on these operations arising from fluctuations of the local currency in relation to the U.S. dollar, the Company and its subsidiary Total Fleet performed swap operations by replacing the exchange variation plus average negative spread of 2.43% per annum and 0.50% per annum (Company and Consolidated), by the CDI variation, plus annual interest rate of approximately 2.06% (Company and Consolidated).

As of December 31, 2001, unrealized net results from these swap operations accumulated deficit amounting to R$104 and R$172 (Company and Consolidated), accrued and recorded in result for the year. The fair value of these operations approximates book values.

As of December 31, 2001, the aforementioned financing balance, including interest incurred in the period and loss on the referred swap operation, amounted to R$22,555 and R$27,367 (Company and Consolidated).

The local currency balance as of December 31, 2000, referred to short-term financing - compror, contracted under a 15-day period. Such financing was obtained with Brazilian financial institutions, with no collateral.


13. SUPPLIERS

As of December 31, 2001, the individual and consolidated balances in the amounts of R$18,499 and R$24,318 (R$10,685 and R$18,430 in 2000) were composed of R$13,228  and R$15,243  (R$6,920  and  R$12,982 in 2000)  related to amounts payable due to purchase of vehicles, without charges. The remaining balance refers to other suppliers of maintenance services, parts, rentals and other.


14. PAYROLL AND RELATED CHARGES

As of December 31, 2001 and 2000, balance was composed as follows:

                                            Company            Consolidated
                                         --------------      ---------------
                                          2001     2000       2001      2000
                                         -----    -----      -----     -----
Management compensation                  1,883    1,760      2,133     1,955
Accrued vacation                         1,675    1,344      2,218     1,850
Provision for employee profit sharing    2,349    1,905      3,483     2,872
INSS (Social Security Contribution)        386      295        518       459
FGTS (Severance indemnity fund)             93       73        130       110
Other                                       88       75        203       190
                                         -----    -----      -----     -----
                                         6,474    5,452      8,685     7,436
                                         =====    =====      =====     =====

The Company distributes profits semi-annually to employees based on their categories and performance evaluations.


15. RESERVE FOR CONTINGENCIES

As of December 31, 2001 and 2000, balance was composed as follows:

         (a) Reserves

                                            Company            Consolidated
                                        ---------------      ----------------
                                         2001      2000       2001       2000
                                        -----     -----      -----      -----
PIS on revenue                          3,409     3,519      3,499      3,609
PIS on other revenues                     755       348        818        378
COFINS on other revenues                3,528     1,608      3,819      1,745
Finsocial                               2,674     2,588      2,674      2,588
ISS (service tax) on rentals            2,320         -      2,760          -
Income and social contribution taxes      572       563      1,444      1,059
SEST/SENAT and SESC/SENAC               3,805     3,492      4,122      3,638
SAT                                       645       394        920        570
Labor                                   3,408     2,520      3,408      2,520
Civil                                   1,810     1,555      2,016      1,935
Tax contingencies                         994     2,947      1,161      2,947
Other                                     301        82        396        184
                                       ------    ------     ------     ------
                                       24,221    19,616     27,037     21,173
                                       ======    ======     ======     ======


The Company has been challenging the collection of certain taxes in court. Reserves for contingencies were recognized based on the opinion of its legal counsel.

o PIS on revenue- The Company and its subsidiaries have been challenging the collection of PIS levied on revenue as provided for by Provisional Measure No. 1,212/96, in the amount of R$3,499 (R$3,609 in 2000), of which R$2,649 (R$2.700 in 2000) are deposited in an escrow account.

o PIS and COFINS on other revenues- The Company and its subsidiaries have been challenging the collection of PIS and COFINS on other operating revenues, as provided for by Law No. 9,718/88 in the amount of R$4,637 (R$2,123 in 2000), of which R$4,272 (R$2,296 in
           2000) are deposited in an escrow account.

o Finsocial- Between 1988 and 1992, the Company and its subsidiary Localiza System Ltda. paid this contribution at the rate of 0.5%, in accordance with the legislation then in force. Subsequently, the rate was gradually increased to 2%. The Company and its subsidiary Localiza System Ltda. are challenging such increase and, based on the decision of the Supreme Court of July 29, 1997, they believe that the amounts related to the rate increase are due. As of December 31, 2001 this reserve amounts to R$2,674 (R$2,588 in 2000), of which R$2,515 (R$867 in 2000) were deposited in an escrow account. In July 1999, the Company filed a petition requesting that a portion of the above-mentioned deposits (R$1,026), deposited during the lawsuit process, to be converted to the Federal Government revenues, so as to benefit from the amnesty granted by Law No. 9,779/99. If the petition is accepted by the Brazilian Treasury and confirmed by the Federal Court, the accrued liability will be reversed and the remaining deposit balance will then be collected by the Company.

o ISS on rentals-Since June 2001, the Company and its subsidiary Total Fleet have been challenging the collection of ISS on car rental, since there is no legal provision for the collection of referred tax on this operation. The reserve amounts to R$2,760, of which R$47 are deposited in an escrow account.

o Income and social contribution taxes-Due to inspections conducted in prior years, the Company and its subsidiary Localiza System Ltda. were assessed mainly due to:

           (i)Tax authorities' allegation that certain accounting records were inadequate, resulting in arbitration by authorities; and

           (ii) Tax authorities' questionings as regards the recording of expenses not evidenced or not considered necessary to the Company's operations.

           The Company and its subsidiary Localiza System Ltda. based their defense on prior decisions by the Supreme Court and on legislation in force. As of December 31, 2001, total contingencies amounted to approximately R$5,300 (R$4,900 in 2000), for which the Company recognized a reserve of R$1,444 (R$1,059 in 2000), of which R$2,322 (R$4,193 in 2000) was deposited in an escrow account.

o SEST/SENAT and SESC/SENAC- The Company and its subsidiaries are challenging the collection of these contributions on payroll, since they do not carry out commercial or transport activities, in the amount of R$4,122 as of December 31, 2001 (R$3,638 in 2000). Of this amount, R$3,046 (R$2,980 in 2000) are deposited in an escrow account. Assessments in connection with SESC/SENAC contributions against Localiza are not recognized at the balance sheet date, since the Company's legal counsel expects a favorable decision.

o SAT- The Company and its subsidiaries are challenging the collection of this contribution on payroll, since this tax is regulated by a Decree, not by a Law. An injunction was filed claiming for the offset of the amount paid from July 1991 to March 1999, in the approximate amount of R$4,000, with amounts payable related to other social security contributions on payroll. Another injunction was filed, in order to suspend the collection of the amounts payable. In spite of being granted a preliminary injunction, the Company and its subsidiaries are still making deposits in an escrow account, in the amount of R$888 as of December 31, 2001 (R$542 in 2000), and the reserve recorded totals R$920 (R$570 in 2000).

o Labor contingencies- The Company is a party to a number of labor claims, mainly related to overtime payment and related payroll charges. Management, based on the opinion of its legal counsel, believes that the amount accrued for these claims is sufficient to cover possible losses. As of December 31, 2001, the liabilities involved in these claims are R$7,800 (approximately R$8,200 in 2000); the reserve amounts to R$3,408 (R$2,520 in 2000), of which R$1,297 (R$1,265 in 2000) were deposited in an escrow account.

o Civil contingencies- The Company is a party to a number of civil lawsuits, mainly related to claims for indemnities arising from damages caused to third parties by rented cars. Management, based on the opinion of its legal counsel, believes that the amount accrued for these claims - R$2,016 in 2001 and R$1,935 in 2000, is sufficient to cover possible losses. Of this amount, R$50 (R$373 in 2000) were deposited in an escrow account.

o Tax contingencies- Estimated tax contingencies are based on analyses of pending lawsuits, and on the opinion of the Company's legal counsel.


         (b) Other

o ICMS (State VAT) on transfers of vehicles- The Company has been assessed in connection with transfers of vehicles between its branches, mainly by the State of Minas Gerais. In 1998, the Finance Department of the State of Minas Gerais replied favorably to a consultation by Localiza and declared it an ICMS nontaxpayer. As a consequence, most administrative tax proceedings filed against Localiza were cancelled. In other Brazilian States, Localiza is still challenging, at administrative and legal levels, the taxation of ICMS on these transfers; its legal counsel, based on precedents, believe that the Company has probable chances of a favorable outcome. As of December 31, 2001, the contingency amounted to approximately R$2,284 (R$2,100 in 2000) and no reserve has been considered necessary.

o ICMS on cars sold- The Company has been assessed in connection with the collection of ICMS on used car sales in a number of States. As of December 31, 2001, these assessments amount to approximately R$26,540 (R$18,900 in 2000), and no reserve has been recognized for such assessments. Localiza has been challenging these assessments in court, by alleging that such sales are not subject to ICMS. Legal counsel believes that the Company has probable chances of a favorable outcome. In 1998, the Company was granted a favorable reply from the Finance Department of the State of Minas Gerais, which declared it an ICMS nontaxpayer, in connection with used car sales.

o Salary premium for education- The Company and its subsidiaries filed an injunction for the right to offset amounts payable related to salary premium for education. The Company has been challenging the constitutionality of the collection in the period from March 1989 to December 1996 (approximately R$3,000 - historical value), in which it paid such contribution. This amount is not recorded as a receivable in the Company's financial statements.

o ISS- The Company received a number of assessments in connection with this tax, in the approximate amount of R$5,300 as of December 31, 2001 (R$7,300 in 2000). These assessments basically refer to ISS levy on refunded fuel billings charged to clients and discounts granted to them. The Company has not recognized a reserve for these contingencies, since legal counsel believes that the Company will prevail in the cases, based on precedent decisions of the Brazilian courts.

The Company's management, based on the opinion of its legal counsel, does not expect that the resolution of these maters will have a material adverse effect on the Company's financial position and results of operations. Except for the reserves stated above, no additional reserve is required.


16. INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Deferred income and social contribution taxes recorded in current assets

Deferred income and social contribution taxes recorded in current assets, under Other current assets, whose estimated realization does not exceed one year, are composed as follows:

                                                            Company                       Consolidated
                                                   ----------------------          ----------------------
                                                     2001            2000            2001            2000
                                                   ------           -----          ------           -----
 Deferred income and social contribution taxes
    arising from-
  Tax losses                                        1,226             226           1,226             226
  Tax effect on merger of subsidiaries - CVM
       Instruction No. 349/01                       1,473           1,474           1,473           1,474

   Temporary differences in deductibility of
       reserves-
     Allowance for doubtful accounts                  254              86             395             249
                                                    -----           -----           -----           -----
                                                    2,953           1,786           3,094           1,949
                                                    =====           =====           =====           =====

(b) Deferred income and social contribution taxes recorded in noncurrent assets

Deferred income and social contribution taxes recorded in noncurrent assets are composed as follows:

                                                         Company                      Consolidated
                                                   ----------------------          -----------------------
                                                    2001             2000            2001             2000
                                                   ------          ------          ------           ------
Deferred income and social contribution taxes
   arising from -
 Social contribution tax loss carryforwards         1,155               -           1,155                -

 Tax effect on merger of subsidiaries - CVM
    Instruction No. 349/01                            596           2,088             596            2,088

 Temporary differences in deductibility
    of reserves -
    Reserve for contingencies                       6,151           4,289           6,748            4,724
    Provision for  FGTS - article 22                  464             264             524              378
    Other                                             243             184             240              184
                                                    -----           -----           -----            -----
                                                    8,609           6,825           9,263            7,374
                                                    =====           =====           =====            =====

As of December 31, 2001, the Company recognized the tax credit on social contribution tax loss carryforward based on the realization of expected future profitability, in the amount of R$1,155.

According to CVM Instruction No. 349/01, the Company recognized, retroactively to January 1, 2000, a reserve to adjust goodwill on merger of Par-Liza Ltda. and Liza-Par S.A. (former Localiza's parent companies) to its realizable value, in the amount of R$9,774, as described in Note 1 (a). This reserve, which was recorded against shareholder's equity - special goodwill reserve, corresponds to 66% of the amortized goodwill net value at that date. The remaining goodwill balance, net of the accrued reserve, related to the possibly realizable tax credit based on future results was classified among current assets and noncurrent assets, according to the realization projection.


(c) Income and social contribution taxes - profit and loss' effects

                                                             Company                      Consolidated
                                                       --------------------         -----------------------
                                                        2001          2000            2001            2000
                                                       ------        ------         --------         ------
Current expense                                          (199)         (515)        (13,712)        (16,439)
Tax credits on temporary differences                    2,289            98           2,372             327
 Recognition (realization) of tax credits for tax
    losses and tax loss carryforwards                   2,155          (755)          2,155            (755)
 Realization of the net effect arising from merger
    of subsidiaries                                    (1,493)       (1,474)         (1,493)         (1,474)
Other                                                       -             -               9               -
                                                       ------       -------         -------         -------
                                                        2,752        (2,646)        (10,669)        (18,341)
                                                        =====         =====          ======          ======


(d) Income and social contribution taxes - reconciliation of nominal and effective expenses

                                                             Company                      Consolidated
                                                      ----------------------        -----------------------
                                                       2001            2000           2001            2000
                                                      -------        -------        -------         -------
Nominal expense                                        (9,501)      (16,954)        (14,068)        (22,307)
Adjustments to nominal expenses-
    Equity in subsidiaries                             13,192        10,396               -               -
    Effect of deduction of interest on capital paid     2,160         4,454           2,160           4,473
    Effect of deduction of interest on capital
         received                                      (4,385)            -               -               -
    Recognition of tax credit for social
         contribution tax loss carryforward and
         temporary differences                          1,469             -           1,449               -
    Other, net                                           (183)         (542)           (210)           (507)
                                                       ------        ------         -------         -------
 Effective credit (expense)                             2,752        (2,646)        (10,669)        (18,341)
                                                        =====         =====          ======          ======

(e) Current reserve

As of December 31, 2001, income and social contribution tax balances of the Company and subsidiaries that presented amounts payable net of advances were recorded in liabilities. Income and social contribution tax balances of the subsidiaries Total Fleet and System, whose advances were higher than the amounts payable, were recorded in assets, under Recoverable taxes, in the consolidated amount of R$3,702.

As of December 31, 2000, income and social contribution tax balances of the Company, whose advances were higher than the amounts payable, were recorded in assets, under Recoverable taxes. Income and social contribution tax balances of the subsidiaries that presented amounts payable were recorded in liabilities.

Nominal income and social contribution tax rates applicable are as follows:

  Income tax                                                     15%
  Additional income tax                                          10%
  Social contribution tax-
     -  January 2000                                             12%
     -  February 2000 to December 2002                            9%
     -  After January 2003                                        8%



17. SHAREHOLDER'S EQUITY

(a)      Capital

As of December 31, 2001 and 2000, subscribed and paid-up capital comprises 15,360,000 registered common shares without par value, in the amount of R$116,200 (R$110,800 in 2000). Capital can be increased, by an Administrative Counsel decision, by up to 810,000 registered preferred shares.

As of December 31, 2001 and 2000, capital was composed as follows:


                     Shareholders                    Common shares        %
--------------------------------------------         -------------     -------
S.M. Participacoes e Administracao Ltda.                3,071,997        20.00
A.C.B.R. Participacoes e Administracao Ltda.            3,071,997        20.00
F.B.R. Participacoes e Administracao Ltda.              2,047,998        13.33
E.M. Participacoes e Administracao Ltda.                2,047,999        13.33
DLJMB Overseas Partners II, C.V.                        3,225,217        21.00
DLJ First ESC L.P.                                        614,400         4.00
DLJMB Funding II, Inc                                     572,622         3.73
DLJ Diversified Partners, L.P.                            188,561         1.23
DLJ Offshore Partners II, L.P.                            158,599         1.03
DLJMB Overseas Partners II-A, C.V.                        128,443         0.84
UK Investment Plan 1997 Partners                           85,333         0.56
DLJ Diversified Partners-A, L.P.                           70,025         0.46
DLJ Millenium Partners, L.P.                               52,148         0.33
DLJ EAB Partners, L.P.                                     14,481         0.09
DLJ Millenium Partners-A, L.P.                             10,171         0.07
Board members                                                   9         0.00
                                                       ----------       ------
                                                       15,360,000       100.00
                                                       ==========       ======

The Company's bylaws provide for the distribution of minimum dividends of 25% of net income, adjusted under the terms of the Law.

The Extraordinary Shareholders' Meeting held on June 30, 2001 approved a distribution to shareholders pursuant to Law No. 9,249/95, as interest on capital, in the amount of R$6,353. At the same Meeting, a capital increase was approved, in the same amount paid to shareholders as interest on capital, net of withholding income tax, in the amount of R$953.
The Extraordinary Shareholders' Meeting held on December 26, 2000 approved a distribution to shareholders pursuant to Law No. 9,249/95, as interest on capital, in the amount of R$13,100. At the same Meeting, a capital increase was approved, in the same amount paid to shareholders as interest on capital, net of withholding income tax, in the amount of R$1,965. Furthermore, a portion of the Legal reserve, in the amount of R$ 85, was also contributed, totaling an increase of R$11,220 in 2000.


           (b) Proposed Dividends

Management proposed the distribution of R$20,000 as dividends as of December 31, 2001 (R$15,000 in 2000), to be ratified at the Annual Shareholders' Meeting, calculated as follows:


                                                         2001      2000
                                                        ------    ------

Net income                                              30,697    47,218
Legal reserve (5%)                                      (1,535)   (2,359)
                                                        ------    ------
                                                        29,162    44,859
                                                        ------    ------
Compulsory minimum dividends (25%)                       7,291    11,215
                                                        ------    ------
Dividends and interest on capital:
   Proposed dividends                                   20,000    15,000
   Interest on capital paid                              6,353    13,100
   Withholding income tax on interest on capital          (953)   (1,965)
                                                        ------    ------
     Total gross                                        25,400    26,135
                                                         =====     =====
Percentage on adjusted net income                          87%       58%
                                                         =====     =====
Dividends and interest on capital per share (R$)          1.65      1.70
                                                         =====     =====


The remaining retained earnings balance will be retained in order to be used in the investment plan, which will be proposed at the Annual Shareholders' Meeting.

The Company sponsors a stock option plan for some employees and directors, as follows:

                                           Terminated eligible
                                                 personnel
    Beginning    Eligible      Options    ----------------------    Remaining
     of year     personnel     granted    Quantity      Shares       options
   ----------   ----------    ---------   --------    ----------    ---------

      1998          46         143,000       06         10,000       133,000
      1999          43         156,000       05         16,750       272,250
      2000          40         156,000       04         20,500       407,750
      2001          36         154,500       04         34,250       528,000



18. FINANCIAL INSTRUMENTS

The Company and subsidiaries' financial instruments, including derivatives (in addition to those mentioned in Note 12), are recorded in the balance sheet accounts as of December 31, 2001 and 2000, at amounts compatible with market values at those dates. These instruments are managed through short and medium-term operating strategies up to the first semester of 2001, aiming at liquidity, profitability and safety.

In the second semester of 2001, the Company split its strategy in two parts: positions with cash remain within prior objectives, and a long-term strategy was introduced, in which, through positions without cash, part of the Company's debt was changed from indexation at exchange variation plus 10.25% p.a. to indexation at local interest, based on CDI rate.

These long-term operations were contracted in the period from September to October 2001, and refer to swap operations, all maturing on September 29, 2005. These operations in the total amount of US$66,300 (sixty-six million three thousand dollars) were negotiated based on the average U.S. dollar of R$2.6546/US$1.00, and represent a change in exchange variation, plus an average coupon of 9.5568% p.a. per 100% of CDI exchange variation, and were carried out aiming at improving the Company's hedge against exchange variations above the estimated levels.

As of December 31, 2001, the adjustments recorded in connection with these operations totaled R$26,205 and were recorded under "Other" in the long-term liabilities. The fair value of these operations approximates book values.

The market value of other financial instruments of the Company and subsidiaries, calculated using current interest rates for operations with similar conditions and terms, approximates book value, except for the items below, whose market values were calculated based on their quotations at the balance sheet date:

                                                        Company - 2001
                                            ----------------------------------
                                              Book value         Market value
                                            -------------       --------------
Temporary cash investments-
     Fixed-income securities - foreign           44,028             50,002
     Public securities                           15,504             16,082

Loans and financing-
     Senior Notes                               237,920            191,512

On November 24, 2000, the Company contracted a hedging transaction ("Hedge sem caixa"), of the "US dollar purchase option" type (with "surrender clause"), the strike price of which was US$1.00 to R$2.020, totaling US$22,000 (twenty-two million dollars). The commission paid to the financial institution was R$1,694, recorded as current assets, and amortized over the transaction period. On June 8, 2001, maturity date, the gain computed was R$8,096, recorded in profit and loss.



19. SUPPLEMENTARY INFORMATION - OPERATING VEHICLES

Operating vehicles are replaced according to defined parameters of service quality and contractual obligations with clients, so that the Company and its subsidiary Total Fleet S.A. are able to reasonably determine the proper timing to take vehicles off operation, make them available for sale and effectively sell them.

The proceeds from used cars sales account for a significant portion of the revenues and of the inflow of financial funds; it is a source of funds required for settling the Company's financial commitments and for purchasing new vehicles for the Company's and subsidiaries' fleet.

The companies' financial position is better reflected when operating vehicles are classified in their financial statements considering the companies' operating and financial cycles.

Accordingly, operating vehicles would be classified as current assets when sales are expected to occur in less than 12 months, and as noncurrent assets, when the vehicle will be sold after this 12-month period. The vehicles taken off the fleet and transferred to the points of sale should be classified as vehicles for sale, and the remaining ones as operating vehicles, as current and noncurrent assets, as applicable.

Based on the Company's experience, the realizable value of sold vehicles reflects devaluation and expenses incurred upon sale, equivalent, on average,to 20% of the historical cost of the vehicle for one-year use.

In order to better reflect the consolidated financial positions of the Company and its subsidiaries as of December 31, 2001 and 2000, the summarized reclassified consolidated balance sheets as of December 31, 2001 and 2000 are presented, as supplementary information in the Attachment to the Company's financial statements, based on the above- described criteria. The statements included in the Attachment comprise vehicle balances, as follows:

                                                  Consolidated
                                             ----------------------
                                               2001           2000
                                             -------        -------
Vehicles for sale
     Cost                                     21,884         16,595
     Accumulated depreciation                 (8,316)        (5,058)
                                            --------       --------
                                              13,568         11,537
                                              ======         ======
Operating vehicles
     Cost                                    374,219        293,742
     Accumulated depreciation                (63,994)       (47,863)
                                            --------       --------
                                             310,225        245,879
 (-) Current assets                         (204,822)      (158,179)
                                            --------       --------
 Noncurrent assets                           105,403         87,700
                                             =======         ======



20. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.




                               * * * * * * * * * *

                                                                    ATTACHMENT

                            LOCALIZA RENT A CAR S.A.
                                AND SUBSIDIARIES

             SUMMARIZED CONSOLIDATED AND RECLASSIFIED BALANCE SHEETS
                      (Note19 to the financial statements)
                        (In thousands of Brazilian reais)


                                   A S S E T S

                                                      Consolidated
                                                  --------------------
                                                    2001         2000
                                                  --------     -------
CURRENT ASSETS:
    Vehicles for sale                               13,568      11,537
    Operating vehicles                             204,822     158,179
    Other                                          160,401     148,518
                                                  --------     -------
                                                   378,791     318,234
                                                  --------     -------

NONCURRENT ASSETS:
    Operating vehicles                             105,403      87,700
    Other                                           29,503      27,559
                                                  --------     -------
                                                   134,906     115,259
                                                  --------     -------

PERMANENT ASSETS                                    20,060      15,647
                                                  --------     -------
      Total assets                                 533,757     449,140
                                                   =======     =======



                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                      Consolidated
                                                  --------------------
                                                    2001        2000
                                                  --------    --------
CURRENT LIABILITIES                                 91,706      84,905
                                                  --------    --------

LONG-TERM LIABILITIES                              286,626     218,554
                                                  --------    --------

MINORITY INTEREST                                       85          85
                                                  --------    --------

SHAREHOLDERS' EQUITY                               155,340     145,596
                                                  --------    --------
     Total liabilities and shareholders' equity    533,757     449,140
                                                   =======     =======



                               * * * * * * * * * *

                            LOCALIZA RENT A CAR S.A.

                            CNPJ: 16.670.085/0001-55

                                NIRE 3130001144-5


                   Minute of the Extraordinary General Meeting
                            as of December 28, 2001.


Date, time, place: December 28, 2001, at 10:00 o'clock, at the Company's headquarter located at Av. Bernardo Monteiro, No.: 1563, in the city of Belo Horizonte, State of MG.

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance to paragraph 4, of article 124 of the Law No. 6.404/76.

Issues: To approve the Capital Increase in the wholly subsidiary Total Fleet S.A in the amount of R$10.880.000,00 (ten million, eight hundred and eighty thousand Reais) with no issuance of new shares, paid through the capitalization of the remunerative interest credits of its own capital with that company, in the total amount of R$12.800.000,00 (twelve million, eight hundred Reais) net of Withholding tax, equivalent to R$1.920.000,00 (one million, nine hundred and twenty thousand Reais).


Unanimous Deliberations: It was approved, with no exceptions nor restrictions, the Capital Increase of the wholly-owned subsidiary TOTAL FLEET S.A, through the capitalization of the credits derived from the appliance of the article 9o. of the Law 9.249/95 along with the amendments insert through the article 78 of the law 9.430/96, as interest on over its own capital, in the net amount of R$10.880.000,00 (ten million, eight hundred and eighty thousand Reais), with no issuance of new shares, as paragraph 1 of the article 169 of the Law 6.404/76.


Closing and writing up of the minute: With no further deliberation to be held, the President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved will be assigned by all.


Attendant Shareholders: (aa) SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA.


P. Antonio Claudio Brandao Resende, EM PARTICIPACOES E ADMINISTRACAO LTDA. P. Eugenio Pacelli Mattar, FBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende;

DLJMB OVERSEAS PARTNERS II, C.V., DLJ OVERSEAS PARTNERS II-A, C.V., DLJ OFFSHORE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS,L.P., DLJ DIVERSIFIED PARTNERS-A,L.P., DLJMB FUNDING II, INC., DLJMB MILLENIUM PARTNERS, L.P., DLJMB MILLENIUM PARTNERS-A, L.P., DLJ EAB PARTNERS, L.P., UK INVESTMENT PLAN 1997 PARTNERS, e DLJ FIRST ESC L.L.C., todos representados por seu bastante procurador, Sr. Henrique da Silva Gordo Lang;

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTTAR, FRANCISCO SAVIO MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONFIGLIO e CARLOS JOSE GARCIA.


We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

                       Belo Horizonte, December 28, 2001.



                        --------------------------------
                                   PRESIDENT
                            Jose Salim Mattar Junior



                        -------------------------------
                                   SECRETARY
                        Antonio Claudio Brandao Resende


                              * * * * * * * * * *

                            LOCALIZA RENT A CAR S.A.

                          CNPJ: 16.670.085/0001-55

                               NIRE: 3130001144-5


                  Minute of the Administration Council Meeting
                             as of December 28 2001


Date, time, place: December 28 2001, at 10:00 o'clock, at the Company's headquarter located at Av. Bernardo Monteiro, No.: 1563, in the city of Belo Horizonte, State of MG;.

Attendance: members of the Administration Council, whereas: Mr. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Head: President - Mr. Jose Salim Mattar Junior, Secretary - Antonio Claudio Brandao Resende

Call: the previous call was waived once all the Counselors attended the meeting.


Issue: To deliberate over the Capital Increase of its wholly subsidiary company Total Fleet S.A in the amount of R$ 10.880.000,00 (ten million, eight hundred and eighty thousand Reais), paid through the capitalization of the credits over remunerative interest over its own capital with that company, in the amount of de R$12.800.000,00 (twelve million and eight hundred thousand reais), net of withholding income tax, equivalent to R$1.920.000,00 (one million, nine hundred and twenty thousand reais);

Unanimous Deliberations: The Company's Counselors that attended the meeting pronounced favorably to the Capital Increase of its wholly subsidiary company Total Fleet S.A in the amount of R$ 10.880.000,00 (ten million, eight hundred and eighty thousand Reais), paid through the capitalization of the credits over remunerative interest over its own capital, held at the current date, originated in the wholly subsidiary TOTAL FLEET S.A., in the amount of R$ 10.880.000,00 (ten million, eight hundred and eighty thousand Reais), with however no issuance of new shares under the name of the Company.

They also pronounced favorably to the deliberation to be held by the Extraordinary General Meeting that shall authorize the company to pay to its subsidiary and follow all the procedures needed for the effectiveness of such command.

The president and the Secretary of the hereof session were authorized by the Councils to sign separately the hereof minute, after approval of its final text, whereas it is accepted the approval by fax or e-mail, by all the councils.

Closing and writing up of the minute:: With no further deliberation to be held, conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc.
The hereof minute was handed to the councils, to be read and approved.

Reopened the session, after written approval by the councils, the hereof minute was read, checked and signed by the President and by the Secretary.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.



                        Belo Horizonte, December 28 2001





    ----------------------------          ----------------------------------
      Jose Salim Mattar Junior              Antonio Claudio Brandao Resende
            PRESIDENT                                SECRETARY



                              * * * * * * * * * *

                            LOCALIZA RENT A CAR S.A.

                         CNPJ : 16.670.085 /0001-55

                               NIRE: 3130001144-5

                  Minute of the Administration Council Meeting
                             as of February 18 2002


Date, time, place: February 18, 2002, at 10:00 o'clock, at the Company's headquarter located at Av. Bernardo Monteiro, No.: 1563, in the city of Belo Horizonte, State of MG;.

Attendance:  members of the Administration  Council,  which are: Mr. Jose Salim
Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Head: President Mr. Antonio Claudio Brandao Resende, Secretary Mr Eugenio Pacelli Mattar.

Call: the previous call was waived once all the Counselors attended the meeting.

Issues:: (i) To pronounce over the proposal for anticipated payment of fees to the Company's Shareholders as of the fiscal year 2001.


Unanimous Deliberations:: The Counselors of the hereof company, who attended this current session, favorably pronounced over the shareholders payment in the amount of R$20.000.000,00 (twenty million Reais), related to the anticipation of dividends calculated in accordance the preliminary balance statement as of the fiscal year 2001. The amount of dividend anticipation shall be paid pro rata to the quantity of shares owned by each shareholder at the present date and shall be deducted in the total amount to be deliberated for distribution as dividends in the fiscal year of 2001, after the legal deductions considered by the Law 6.404/76, which shall be accomplished in the Ordinary General Meeting to be held at a propitious date;

The president and the Secretary of the hereof session were authorized by the Councils to sign separately the hereof minute, after approval of its final text, whereas it is accepted the approval by fax or e-mail, by all the councils.


Closing and writing up of the minute: With no further deliberation to be held, conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc.
The hereof minute was handed to the councils, to be read and approved.

Reopened the session, after written approval by the councils, the hereof minute was read, checked and signed by the President and by the Secretary.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.



                       Belo Horizonte, February 18, 2002



                            Jose Salim Mattar Junior
                                   PRESIDENT



                        Antonio Claudio Brandao Resende
                                   SECRETARY



                              * * * * * * * * * *

                            LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55

                               NIRE: 3130001144-5

                  MINUTE OF THE EXTRAORDINARY GENERAL MEETING
                            AS OF FEBRUARY 19, 2002


Date, time, place: February 19, 2002, at 10:00 o'clock at the Company's headquarter located at Av. Bernardo Monteiro, No.: 1563, in Belo Horizonte-MG;

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance to paragraph 4, of article 124 of the Law 6.404/76.

Issues:: (i) To approve the proposal for anticipated payment of fees to the Company's Shareholders as of the fiscal year 2001.

Unanimous Deliberations: i) It was unanimously approved the shareholders' payment, in the amount of R$ 20.000.000,00 (twenty million Reais), related to the anticipation of dividends calculated in accordance the preliminary balance statement as of the fiscal year 2001. The amount of dividend anticipation shall be paid pro rata to the quantity of shares owned by each shareholder at the present date and shall be deducted in the total amount to be deliberated for distribution as dividends in the fiscal year of 2001, after the legal deductions considered by the Law 6.404/76, which shall be accomplished in the Ordinary General Meeting to be held at a propitious date;

Closing and writing up of the minute: With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, will be signed by all.



Attendant Shareholders: SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Antonio Claudio Brandao Resende. EM. PARTICIPACOES E ADMINISTRACAO LTDA. P. Eugenio Pacelli Mattar, FER PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende;; DLJMB OVERSEAS PARTNERS II, C.V., DLJ OVERSEAS PARTNERS Il-A, C.V., DLJ OFFSHORE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS-A, L.P., DLJMB FUNDING II, INC., DJMB MILLENIUM PARTNERS, L.P., DLJMB MILLENIUM PARTNERS-A, L.F., DLJ EAB PARTNERS, L.P., UK INVESTMENT PLAN 1997 PARTNERS, e DLJ FIRST ESC L.P., all represented by their proxy, Sr. Henrique Silva Gordo Lang;

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTTAR, FRANCISCO SAVIO MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO FINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONFIGLIO and CARLOS JOSE GARCIA.


We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.


                       Belo Horizonte, February 19, 2002



                            Jose Salim Mattar Junior
                                   President



                        Antonio Claudio Brandao Resende
                                   Secretary



                              * * * * * * * * * *

                            LOCALIZA RENT A CAR S.A.

                         CNPJ : 16.670.085 /0001-55

                               NIRE: 3130001144-5

                  Minute of the Administration Council Meeting
                              as of March 18 2002


Date, time, place: March 18, 2002, at 10:30 o'clock, at the Company's headquarter located at Av. Bernardo Monteiro, No.: 1563, in the city of Belo Horizonte, State of MG;.

Attendance: the totality of the members of the Administration Council

Call: the previous call was waived once all the Counselors attended the meeting.

Head: President Mr. Antonio Claudio Brandao Resende, Secretary Mr Eugenio Pacelli Mattar.

Issues: ratify the approved value of the Option exercise ("exert price") de R$ 24,20 (twenty four reais and twenty cents) per share, for the Share option purchase program as of 2002 ("2002 Program").

Unanimous Deliberations: it was approved the exercise price of R$ 24,20 (twenty four reais and twenty cents) per share, to be restated in accordance to the General Index Price to the market, calculated by The Getulio Vargas Foundation, taking as basis the month of March 2002, calculated pro rata temporis, within exponential basis, until the index of the month correspondent to its effective payment by the beneficiary of the 2002 program to the company, whenever the share purchase takes place, as defined in the 2002 Program, approved in a Administration committee of the Share option purchase program, held in March 15 2002.

The president and the Secretary of the hereof session were authorized by the Councils to sign separately the hereof minute, after approval of its final text, whereas it is accepted the approval by fax or e-mail, by all the councils.

Closing and writing up of the minute: With no further deliberation to be held, conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc.
The hereof minute was handed to the councils, to be read and approved.

Reopened the session, after written approval by the councils, the hereof minute was read, checked and signed by the President and by the Secretary.

                         Belo Horizonte, March 18 2002


                            Jose Salim Mattar Junior
                                   President


                        Antonio Claudio Brandao Resende
                                   Secretary



                              * * * * * * * * * *

                            LOCALIZA RENT A CAR S.A.

                         CNPJ : 16.670.085 /0001-55

                               NIRE: 3130001144-5

                  Minute of the Administration Council Meeting
                              as of April 29 2002

Date, time, place: April 29, 2002, at 09:00 o'clock, at the Company's headquarter located at Av. Bernardo Monteiro, No.: 1563, in the city of Belo Horizonte, State of MG.

Attendance: members of the Administration Council, whereas: Mr. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.


Head: President: Mr. Jose Salim Mattar Junior; Secretary: Mr. Antonio Claudio Brandao Resende.

Call: the previous call was waived once all the Counselors attended the meeting.

Issues : (i) To approve the removal from office of the members of the current Board of Directors;
          (ii) To approve the election and installation of the new Board of Directors;
          (iii) To pronounce over the proposal for payment of the complementary fees for the Board of Statutory Directors of the Company and to the Board of Directors of its affiliated companies ;
          (iv) To pronounce
          over the proposal for payment of fees for the Board of Statutory Directors of the Company and to the Board of Directors of its affiliated companies, for the lapse between the Ordinary General Meetings as of the year 2002 and 2003;
          (v) To ratify the payment of profit participation for the employers of the Company and its affiliated companies, as of the fiscal year 2001;
          (vi) To pronounce over the
          presentation of the Administration's report, the balance statements and over the proposal for the destination of the net profit as of the fiscal year ended December 31, 2001, adjusted in accordance to the law, as stated in article 192, of the Law 6.404/76, which shall be accomplished in the General Meeting to be held at a propitious date.

Unanimous Deliberations: The counselors of the company, who attended the current session, favorably pronounced over the issues, whereas:

          (i), (ii) After being removed from office at the current date, the company's Board of Directors were then reelected and installed, herewith, to exercise its functions and designations for the lapse until the Ordinary General Meeting to be held in the year 2003, whereas: (Minute of the Administration Council Meeting as of April 29 2002)


- For the position of Director President, Mr. JOSE SALIM MATTAR JUNIOR, Brazilian, judicial separated, businessman, with an ID no.: M-1.653.965 SSP/MG, and CPF: 071.823.766-87, domiciled at Pirapetinga street, no. 537, apartment 2001, Serra, Belo Horizonte - MG;
- For the position of Director Vice-President,
Mr. ANTONIO CLAUDIO BRANDAO RESENDE, Brazilian, married, businessman, with an ID no.: M-578.679 SSP/MG, and CPF: 076.364.666-00, domiciled at Aldo Casilo Street, No. 21, in the District of Mangabeiras, Belo Horizonte-MG;
- For the position of the Director Vice-President, Mr. EUGENIO PACELLI MATTAR, Brazilian, judicial separated, businessman, with an ID no.: MG-4.491, and CPF:
130.057.586-72, domiciled at Santa Maria de Itabira, 211, apartment 1300, Sion District, BeloHorizonte-MG;
- For the position of the Director Vice-President, Mr. FLAVIO BRANDAO RESENDE, Brazilian, not married, businessman, with an ID no.: M-4.661, and CPF:
186.119.316-53, domiciled at Bahia Street, 2.577, apartment 6010, Lourdes District, BeloHorizonte-MG;
- For the position of the Finance Director and Investor Relationship, Mr. ROBERTO ANTONIO MENDES, Brazilian, married, administrator and accountant, with an ID no. M-120.278, SSP/MG and CPF no. 137.768.946-87, domiciled at Teixeira de Freitas street, no. 155, apartment 1201, District Santo Antonio, Belo Horizonte - MG;

          (iii) submit to a further definition, the global remuneration to the administrators through a Shareholders General Meeting, approved the proposal for payment of complementary remuneration, during the exercise of the functions of the Statutory Directors of this company and of the Directors of its affiliated companies, in the amount of R$120.000,00 (one hundred and twenty thousand reais), totaling R$4.620.000,00 (four millions six hundred and twenty thousand reais) of remuneration within the period, ratifying the amount of R$4.500.000,00 (four million and five hundred thousand reais), deliberated in the Ordinary General Meeting held in April 16, 2001;

          (iv) submit to a further definition, the global remuneration to the administrators through a Shareholders General Meeting, approved the proposal for payment of fees to the Statutory Board of Directors of the company and of its affiliated companies, in the global amount of R$5.500.000,00 (five million and five hundred thousand reais), for the lapse between the fulfillment of the Ordinary General Meetings as of 2002 and 2003. The members of the Administration Council shall not receive remuneration for the exercise of the current mandate;

          (v) It was approved, with no exceptions nor restrictions, the proposal for payment of profit participation of the employees of the company and its affiliated, as of the fiscal year ended December 31 2001, in accordance to the Labor convention of employee participation on companies profits, registered in the 2 notary public record on July 09 2001, in the amount of R$4.663.232,19 (four million, six hundred and sixty three thousand, two hundred and thirty two reais and nineteen cents), properly approved by the Company's board of Directors in a session held on March 21, 2002;

          (vi) It was approved the presentation to the shareholders of the Administration's report, as of the fiscal year ended December 31, 2001, which content is currently published in a official communication vehicle, and the proposal for the destination of the net profit as of the fiscal year ended December 31, 2001, adjusted in accordance to the law, whereas the amount of R$20.000.000,00 (twenty million reais) was used for payment of dividends, anticipated in an Extraordinary General Meeting held in February 19 2002, pro rata to the shares owned by the shareholders at the closing date of the Balance Statements. The remaining balance was credit to the accumulated profit account.


Closing and writing up of the minute: With no further deliberation to be held, conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc. The hereof minute was handed to the councils, to be read and approved. Reopened the session, after written approval by the councils, the hereof minute was read, checked and signed by the President and by the Secretary.


                         Belo Horizonte, April 29 2002


We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.



                            Jose Salim Mattar Junior
                                   PRESIDENT



                        Antonio Claudio Brandao Resende
                                   SECRETARY



                              * * * * * * * * * *

                            LOCALIZA RENT A CAR S.A.

                          CNPJ : 16.670.085/0001-55

                               NIRE: 3130001144-5

  MINUTE OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING AS OF APRIL 30 2002


Date, time, place: April 30 2002, at 10 o'clock, at the Company's headquarter located at Av. Bernardo Monteiro, No.: 1563, in the city of Belo Horizonte, State of MG.

Attendance: shareholders representing the totality of the capital stock of the company.

Head: Mr. Jose Salim Mattar Junior - President; Mr. Antonio Claudio Brandao Resende -Secretary.

Call: the previous call was waived, in face of the paragraph 4, of article 124, of the law 6.404/76.

Issues: (i) to approve the proposal for payment o fees to the Board of statutory directors of the company and the directors of its controlled companies for the lapse between the Ordinary General meeting as of 2002 and 2003; (ii) to approve the payment of complementary remuneration to the Board of statutory directors of the company and to the directors of its controlled companies; (iii) to destitute the current members of the administration council; (iv) to elect and install the new members of the administration council; (v) to approve the Administration's report, the balance statements, the statements of net income, the statements of change in financial position, and the statements of changes in stockholders' equity as of the fiscal year ended 2001; (vi) to deliberate over the proposal for the destination of the net profit as of the fiscal year ended December 31, 2001, adjusted in accordance to the law, as stated in article 192, of the Law 6.404/76

Unanimous Deliberations:
(i) It was approved the amount of the global payment for the Board of Statutory Directors of the Company and to the Board of Directors of its affiliated companies, as fees, in the amount of R$5.500.000,00 (five million and five hundred thousand reais), for the lapse between the hereof Meeting and the Ordinary General Meeting to be held in 2003;

(ii) It was approved the complementary payment of fees, during the exercise of their positions, to the Board of Statutory Directors of the Company and to the Board of Directors of its affiliated companies in the amount of R$120.000,00 (one hundred and twenty thousand reais), totaling R$4.620.000,00 (four million, six hundred and twenty thousand reais) as fees owned with the fiscal year, ratifying the amount of R$4.500.000,00 (four million and five hundred thousand reais), deliberated in the Ordinary General Meeting held in April 16 2001;

(iii) It was approved, with no restrictions by the attendants, the destitution of the members that compose the current Administration Council of the Company;

(iv) afterward, the members of the Board of the Administration Council of the Company were elected and installed on their position, for the lapse of 1 (one) year, until the Ordinary General Meeting to be held in 2003, whereas their designations are properly stated in the company's Bylaws, and they shall receive fees during their mandate. They are:

- Jose Salim Mattar Junior, Brazilian, judicial separated, businessman, with an ID no.: M-1.653.965 SSP/MG, and CPF: 071.823.766-87, domiciled at Pirapetinga street, no. 537, apartment 2001, Serra, Belo Horizonte - MG;
- Antonio Claudio Brandao Resende, Brazilian, married, businessman, with an ID no.: M-578.679 SSP/MG, and CPF: 076.364.666-00, domiciled at Aldo Casilo Street, no. 21, in the District of Mangabeiras, Belo Horizonte-MG;
- Eugenio Pacelli Mattar, Brazilian, judicial separated, businessman, with an ID no.: MG-4.491, and CPF: 130.057.586-72, domiciled at Santa Maria de Itabira, 211, apartment 1300, Sion District, BeloHorizonte-MG;
- Antonio Fernando de Campos, Brazilian, single, a business man, resident in Belo Horizonte, State of Minas Gerais, at Pirapetinga Street, 601, apto. 601,
Serra,  Identity  card  no.  M-9.4044,   issued  by SSP/MG  and  CPF  sob  no.
151.427.606-20;
- Aristides Luciano de Azevedo Newton, Brazilian, married, business man, resident in Belo Horizonte, Minas Gerais State, at Inconfidentes street, 355, apto. 101, Funcionarios, Identity card no. M-14.595, issued by SSP/MG and CPF no. 020.311.249-00;
- Tarcisio Pinto Ferreira, Brazilian, married, lawyer, resident in the city of Nova Lima, Minas Gerais State, at Serra dos Orgaos Boulevard, n0 115, Condominium Vila Del Rey, Identity card no. M-1.122.980, issued by SSP/MG and CPF no. 007.316.096-20;
- Messias da Silva Filho, Brazilian, married, lawyer, resident in the city of Belo Horizonte, State of Minas Gerais, at Ouro Street, 958, apto. 601, Identity card no. 902.329, issued by the department of technical police, and CPF no. 035.265.347-72;
- Stefano Bonfiglio, Italian, married, economist, with a passport no. 300625T, resident in the city of London, United Kingdom, a 59 Cadogan Square, SW1;
- Carlos Jose Garcia, Argentine, married, national public accountant,  passport
n.0 11.986.164, resident in City of Buenos Aires, Argentina, em Demaria, 4550 - level - 31B;

(v) Subject to appreciation and, formally approved the Administration Report, which content is transcript along with the published Balance Statements. It was approved, afterwards, with no restrictions, the Financial Statements as of December 31 2001, composed by the Balance Statements, the income statements, , the statement of changes in shareholder's equity and the statement of changes in financial position, all published in accordance article 289 of the Law Lei 6.404/76, in a date prior to the hereof session, following the content of article 133, paragraph 4, of the Lei 6.404/76;

(vi) continuing with the work, the shareholders of the company decided to approve the proposal for net profit destination, observing what is stated in the articles 193 to 203 of the law Lei 6.404/76 and in the Bylaws, of the fiscal year ended December 31 2001, whereas the amount of R$20.000.000,00 (twenty million of reais) shall be paid as remunerative dividends to the shareholders, pro rata to the shares they own, deducted from the amount previously paid as anticipated dividends thought the General Meeting held in February 2002. The remaining balance was credit in the accumulated profit account.

Closing and writing up of the minute: With no further deliberation to be held, conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc.

Reopened the session, the hereof minute was read, checked and signed.


Attendant shareholders: SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Antonio Claudio
Brandao Resende, EM FARTICIPACOES E ADMINISTRACAO LTDA. F. Eugenio Pacelli Mattar, FBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende;

DLJMB OVERSEAS PARTNERS II, C.V., DLJ OVERSEAS PARTNERS Il-A, C.V., DLJ OFFSHORE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS-A, L.P., DLJMB FUNDING II, INC., DJMB MILLENIUM PARTNERS, L.P., DLJMB MILLENIUM PARTNERS-A, L.F., DLJ EAB PARTNERS, L.P., UK INVESTMENT PLAN 1997 PARTNERS, e DLJ FIRST ESC L.P., all represented by their proxy, Mr. Henrique Silva Gordo Lang;

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTTAR, ANTONIO FERNANDO DE CAMPOS, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO FINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONFIGLIO e CARLOS JOSE GARCIA.


                         Belo Horizonte, April 30 2002


We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.


                            Jose Salim Mattar Junior
                                    President


                         Antonio Claudio Brandao Resende
                                    Secretary



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